Exhibit 99.1

ASX ANNOUNCEMENT

November 19th, 2008

Results from 2008 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the 2008 Annual General Meeting of shareholders was held at 10.00 am today (Melbourne time).

Resolutions 1, 3, 5 and 6 were passed on a show of hands.

Polls were conducted in respect of Resolutions 2, 4 and 7.  The results of these polls are set out below:

•      Resolution 2: the re-election of Mr. Henry Bosch AO

The poll resulted in the Resolution being defeated, with 11.94% of the total votes cast being in favour of the Resolution and 88.06% of the total votes cast being against the Resolution.

•      Resolution 4: the re-election of Dr. Leanne Rowe AM

The poll resulted in the Resolution being defeated, with 11.84% of the total votes cast being in favour of the Resolution and 88.16% of the total votes cast being against the Resolution.

•      Resolution 7: the removal of five Directors

The poll resulted in the Resolution being passed, with 88.58% of the total votes cast being in favour of the Resolution and 11.42% of the total votes cast being against the Resolution.

The poll results in respect of these three Resolutions have the effect of removing Mr. Henry Bosch AO, Mr. John Dawkins AO, Dr. Leanne Rowe AM, Mr. David Carruthers and Mr. Michael Ohanessian as Directors of the Company.  Further, the passing of Resolution 7 has the practical effect of terminating Mr. Ohanessian’s engagement as Chief Executive Officer as from the close of the Meeting.  The Company would like to thank each of them for their contributions over the years.

The proxy votes received in respect of the seven Resolutions are set out on the attached page.

Also attached to this announcement are the five ASX Appendices 3Z Final Director’s Interest Notice on behalf of Messrs. Bosch, Dawkins, Carruthers, Ohanessian and Dr. Rowe.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000

Proxy results for 2008 Annual General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others
1. Consideration of financial statements	N/A	N/A	N/A	N/A	N/A

2. Re-election of Mr. Henry Bosch AO
Numbers of votes received	25,022,418	194,607,343	35,700	460,898	866,333
Percentage of votes cast	11.32%	88.06%	0.02%	0.21%	0.39%

3. Re-election of Mr. Fred Bart
Numbers of votes received	211,209,074	2,858,572	5,494,366	564,347	866,333
Percentage of votes cast	95.57%	1.29%	2.49%	0.26%	0.39%

4. Re-election of Dr. Leanne Rowe AM
Numbers of votes received	25,053,302	194,477,559	134,600	460,898	866,333
Percentage of votes cast	11.34%	88.00%	0.06%	0.21%	0.39%

5. Adoption of Remuneration Report
Numbers of votes received	215,946,231	2,194,412	1,088,118	897,598	866,333
Percentage of votes cast	97.72%	0.99%	0.49%	0.41%	0.39%

6. Establishment of Employee Option Plan
Numbers of votes received	210,887,887	3,131,468	626,028	88,108	866,333
Percentage of votes cast	97.81%	1.45%	0.29%	0.04%	0.40%

7. Removal of five Directors
Numbers of votes received	194,595,828	24,721,283	434,015	465,015	776,551
Percentage of votes cast	88.06%	11.19%	0.20%	0.21%	0.35%

Notes:    The Company has a total of 374,644,801 ordinary shares on issue and 3,095 registered shareholders.

Resolution 8 regarding the appointment of Mr. Grahame Leonard was withdrawn prior to the Meeting.

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040